SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Suzanne M. August

340 North Julia Circle

St. Petersburg, FL  33706

(727) 800-2776

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129W105

(1)	Names of Reporting Persons Suzanne M. August

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,000,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,800,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.6%

(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2012 (the “Statement”) on behalf of the undersigned.  This Amendment No. 1 is being filed to report a disposition of Common Stock (the “Common Stock”) of Retractable Technologies, Inc. (the “Company”), which represents a material decrease in the percentage of Common Stock owned by the undersigned. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.  Identity and Background.

(b)                                 Ms. August’s address is 340 North Julia Circle, St. Petersburg, FL 33706.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)                                 As of the date hereof, Ms. August has beneficial ownership of 2,800,000 shares which comprises 8.6% of the Common Stock of the Company.  There are 32,666,454 shares outstanding as of the date hereof.

(b)(i)                      Ms. August has sole power to vote 1,000,000 shares of Common Stock as Special Trustee for the benefit of two trusts established for her children.

(ii)                                  Ms. August has sole power to dispose of 1,800,000 shares of Common Stock standing in the name of the August 2010 Family Trust.

(c)                                  Ms. August transferred her control over all one million (1,000,000) shares previously controlled by her as Trustee of the August Gifting Trust to each of her two children in equal shares (500,000 shares each).  The shares in the August Gifting Trust continue to be subject to a Voting Agreement granting Thomas J. Shaw voting rights.

(d)                                 The trusts identified in Item (b)(i) of this Item 5 (and the beneficiaries thereof) shall have the right to receive dividends from, or the proceeds from the sale of, 500,000 shares of Common Stock each.  The August 2010 Family Trust (and the beneficiaries thereof) shall have the right to receive dividends from, or the proceeds from the sale of, the shares identified in Item (b)(ii) of this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 31, 2019	BY:	/s/ Suzanne M. August
SUZANNE M. AUGUST